Filed pursuant to General Instruction II.L to Form F-10
File No. 333-157767

Prospectus Supplement

(To a Short Form Base Shelf Prospectus Dated March 10, 2009)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated March 10, 2009 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Basin Gold Ltd., 1108 — 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (Telephone 1 (888) 633-9332) (Attn: Michael Curlook), and are also available electronically at www.sedar.com.

New Issue	March 12, 2009

57,500,000 Common Shares

This prospectus supplement relates to the issuance of: (i) up to 57,500,000 of our common shares, issuable from time to time, on exercise of 50,000,000 common share purchase warrants expected to be issued by us on or about March 13, 2009 pursuant to the Unit Offering (as defined herein), and up to 7,500,000 common share purchase warrants issuable upon exercise of an over-allotment option (the “Over-Allotment Option”) exercisable up to 30 days after the closing of the Unit Offering granted to the Unit Underwriters (as defined herein) pursuant to the terms of the underwriting agreement dated March 3, 2009 between Great Basin Gold Ltd and the Unit Underwriters, and (ii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture governing the common share purchase warrants.  See “Terms of Common Share Purchase Warrants”.

On March 4, 2009, we filed a short form prospectus with the securities commissions in each of the provinces and territories of Canada and a registration statement on Form F-10 (File No. 333-157468) with the United States Securities and Exchange Commission (the “SEC”) relating to the offering by us of units (the “Unit Offering”) of the Company, each unit consisting of one common share and one-half of a common share purchase warrant.  The Unit Offering is expected to be completed on or about March 13, 2009.  Each whole common share purchase warrant will entitle the holder to purchase one of our common shares upon payment of Cdn.$1.60, subject to adjustment, at any time until 5:00 p.m. (Vancouver time) on October 15, 2010.  The exercise price of the common share purchase warrants was determined by negotiation between us and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., PI Financial Corp. and Raymond James Ltd., the underwriters (the “Unit Underwriters”) for the Unit Offering.  See “Plan of Distribution”.

Our outstanding common shares are listed for trading on the Toronto Stock Exchange, or the TSX, on the NYSE Alternext Exchange, or the NAE, and on the Johannesburg Stock Exchange, under the trading symbol “GBG”.  The TSX has conditionally approved the listing of the common shares issuable on the exercise of the common share purchase warrants.  Listing is subject to us fulfilling all of the requirements of the TSX on or before May 24, 2009.  The NAE has approved for listing the common shares issuable on the exercise of the common share purchase warrants.

Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 35 of the accompanying short form base shelf prospectus.

This prospectus supplement, together with the registration statement on Form F-10 (File No. 333-157767) filed with the SEC on March 6, 2009 and as amended March 11, 2009, registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada.  Other than in the province of British Columbia, this prospectus supplement does not qualify the distribution of the common shares in any province of Canada.

We are a foreign private issuer under United States securities laws and are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements.  You should be aware that such requirements are different from those of the United States.  We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards.  Thus, they may not be comparable to the financial statements of U.S. companies.  Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in (i) Note 20 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended included in our Form 40-F, as amended, filed with the SEC, and (ii) the Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited consolidated financial statements for the three and nine months ended September 30, 2008 and 2007, each as incorporated by reference in this prospectus supplement.

You should be aware that the purchase of the common shares upon exercise of the share purchase warrants may have tax consequences both in the United States and Canada.  This prospectus supplement may not fully describe these tax consequences for investors.  You should read the sections containing discussion of certain tax considerations in the United States and Canada in this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, all of our officers, all but one of our directors and all of the experts named in this prospectus supplement are residents of Canada or elsewhere outside of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

ii

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commission or similar regulatory authority in the Province of British Columbia are specifically incorporated by reference into, and except where herein otherwise provided, form an integral part of, this prospectus supplement:

•                  the annual information form of the Company dated March 31, 2008, as amended on December 2, 2008;

•                  the information circular of the Company dated May 15, 2008 distributed in connection with the annual meeting of shareholders of the Company held on June 23, 2008;

•                  the audited consolidated financial statements and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the auditors’ report of PricewaterhouseCoopers LLP thereon, as refiled on February 18, 2009;

•                  the audit report of KPMG LLP on the consolidated balance sheet of the Company as at December 31, 2006 and the consolidated statement of operations, deficit and cash flows of the Company for the year then ended;

•                  management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2007;

•                  the unaudited comparative interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2008 and management’s discussion and analysis of financial condition and operations contained in our third quarter 2008 report;

•                  the material change report dated December 12, 2008 and filed December 22, 2008, announcing that the Company closed a Senior Secured Note financing led by Casimir Capital LP issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 (net US$32,431,500); and

•                  Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2008 and 2007.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and before the termination of the distribution, will be deemed to be incorporated by reference into this prospectus supplement.

Any report filed by the Company with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until the termination of this distribution shall be deemed to be incorporated by reference into the registration statement which this prospectus supplement forms a part of, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this prospectus supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in the Province of British Columbia.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Basin Gold Ltd., 1108 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (Telephone 1 (888) 633-9332) Attn: Michael Curlook, and are also available electronically at www.sedar.com.  Our filings through SEDAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus supplement or the accompanying short form base shelf prospectus for purposes of the common shares offered hereunder.

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the common shares being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus.  The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the common shares being offered under this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.  If the description of the common shares varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.  We have not authorized anyone to provide you with different or additional information.  We are not making an offer of the common shares in any jurisdiction where the offer is not permitted by law.  If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the warrant indenture (as defined below); (iii) consents of the experts named in the prospectus supplement  (iv) consent of KPMG LLP; (v) consent of PricewaterhouseCoopers LLP; (vi) consent of Lang Michener LLP;(vii) consent of Lane Powell PC; and (viii) powers of attorney from our directors and officers.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of the exploration and development potential of the Company’s properties, expected capital and operations costs, reserve and resource estimates and plans of operation, including its plan to carry out exploration and development activities.  Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•                  no current production of commercial ore, test mining operations only;

•                  the potential inability to ultimately classify our mineral resources as mineable reserves under SEC rules;

•                  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

•                  fluctuation of gold prices and currency rates;

•                  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent commercial production at Hollister;

•                  delays in the re-commissioning of the Esmeralda Mill;

•                  impact and cost of compliance with environmental regulations and the actions of environmental opposition groups;

•                  failure or delay to get an environmental impact statement may hinder, delay or preclude the move into production of Hollister;

•                  changes in mining legislation adversely affecting our operations;

•                  in South Africa, our ability to retain prospecting and mining rights;

•                  inability to obtain adequate financing on acceptable terms;

•                  a history of financial losses and the need for additional exploration and development capital and the need to refinance or repay approximately US$62 million of senior secured notes potentially due by November 13, 2010;

•                  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

•                  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties;

•                  ability to attract and retain key personnel; and

•                  other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this prospectus supplement under the heading “Use of Proceeds” and in the annual information form under the headings “Description of Business” and “Risk Factors” and in the Management’s Discussion and Analysis for the year ended December 31, 2007 and the Management’s

Discussion and Analysis for the nine-month period ended September 30, 2008, each of such documents being incorporated by reference in this prospectus supplement.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this prospectus supplement.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in this prospectus supplement and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  The Company disclaims any duty to update any of the forward-looking statements after the date of this prospectus supplement to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

DEFINITIONS AND OTHER MATTERS

Unless the context otherwise requires, references to “we”, “our”, “us” or “Great Basin” mean Great Basin Gold Ltd. and our subsidiaries.

All currency amounts in this prospectus supplement are in Canadian dollars unless otherwise indicated.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differ from U.S. generally accepted accounting principles, or U.S. GAAP.  Therefore, our financial statements incorporated by reference in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP.  You should refer to the following for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP:

•                  Note 20 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended, and

•                  Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2008 and 2007.

See “Documents Incorporated by Reference”.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the common shares.  Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find Additional Information” in the accompanying short form base shelf prospectus.

TERMS OF THE COMMON SHARE PURCHASE WARRANTS

The common share purchase warrants are governed by an indenture (the “Warrant Indenture”), expected to be entered into by us and Computershare Trust Company of Canada on March 13, 2009, as trustee for the holders of the common share purchase warrants.  The following is a summary of the material attributes and characteristics of the common share purchase warrants.  This summary does not, however, include a description of all of the terms of the common share purchase warrants, and reference should be made to the Warrant Indenture for a complete description of the terms of the common share purchase warrants.

Under the Unit Offering, 50,000,000 common share purchase warrants will be issued.  Each whole common share purchase warrant will entitle the holder to purchase one of our common shares upon payment of $1.60, subject to adjustment, at any time until 5:00 p.m. (Vancouver time) on October 15, 2010.  Up to an additional 7,500,000 common share purchase warrants are issuable upon the exercise of the Over-Allotment Option.

No U.S. Person (as that term is defined by Regulation S under the U.S. Securities Act) or person holding common share purchase warrants for the benefit of or for the account of a U.S. Person will be permitted to exercise common share purchase warrants during any period of time prior to the expiration date of the common share purchase warrants during which a registration statement under the U.S. Securities Act, relating to the common shares underlying the common share purchase warrants, is not effective.  As a condition to closing the Unit Offering, we have agreed to use reasonable efforts to maintain the registration statement on Form F-10 (File No.333-157468) relating to the short form base shelf prospectus accompanying this prospectus supplement, or another registration statement relating to the common shares underlying the common share purchase warrants, effective until the earlier of the expiration date of the common share purchase warrants and the date on which no common share purchase warrants remain outstanding. If a registration statement under the U.S. Securities Act is not effective during such period of time, we will notify the holders of the common share purchase warrants in the United States, in accordance with the Warrant Indenture.

Holders of common share purchase warrants will not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions).  Holders of common share purchase warrants will have no pre-emptive rights to acquire our securities.  Assuming that the Over-Allotment Option is exercised, if all of the common share purchase warrants were exercised, we would be required to issue 57,500,000 common shares (subject to adjustment in certain circumstances).

USE OF PROCEEDS

From time to time, when common share purchase warrants are exercised, we will receive proceeds equal to the aggregate exercise price of such common share purchase warrants.  Assuming that the Over-Allotment Option is exercised and all of the common share purchase warrants are exercised prior to the expiry time and that no adjustment based on the anti-dilution provisions contained in the warrant indenture has taken place, the net proceeds to us will be approximately $92,000,000.  The net proceeds from the exercise of common share purchase warrants will be used for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the issuance of: (i) up to 57,500,000 of our common shares, issuable from time to time, on the exercise of up to 50,000,000 common share purchase warrants expected to be issued by us on or about March 13, 2009 pursuant to the Unit Offering described below and up to 7,500,000 common share purchase warrants issuable upon exercise of the Over-Allotment Option and (ii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture governing the common share purchase warrants.

Each whole common share purchase warrant will entitle the holder to purchase one of our common shares upon payment of $1.60, subject to adjustment, at any time until 5:00 p.m. (Vancouver time) on October 15, 2010.  The exercise price of the common share purchase warrants was determined by negotiation between us and the Unit Underwriters.

On March 4, 2009, we filed a short form prospectus with the securities commissions in each of the provinces and territories of Canada and a registration statement on Form F-10 (File No. 333-157468) with the SEC relating to the offering by us of the units, each unit consisting of one common share and one-half of a common share purchase warrant.  The Unit Offering is expected to be completed on or about March 13, 2009.  In connection with the Unit Offering, we entered into an underwriting agreement dated March 3, 2009 with the Unit Underwriters, pursuant to which we agreed to sell and the Unit Underwriters agreed to purchase from us up to 100,000,000 units at the price of $1.30 per Unit (with up to an additional 15,000,000 Common Shares at $1.25 per Common Share and up to an additional 7,500,000 Warrants at $0.10 per Warrant pursuant to the exercise of the Over-Allotment Option granted to the Unit Underwriters in connection with the Unit Offering).  As of the date hereof, the Over-Allotment Option has not been exercised.

On March 5, 2009, we filed the accompanying short form base shelf prospectus with the British Columbia Securities Commission and on March 6, 2009, we filed a corresponding registration statement on Form F-10 (File No. 333-157767) with the SEC relating to the offering by the Company from time to time during the 25 months that the short form base shelf prospectus, including amendments thereto, remains valid of up to $92,000,000 of common shares (the “Base Shelf Registration Statement”).  We filed an amendment to the Base Shelf Registration Statement with the SEC on March 11, 2009 at which time the Base Shelf Registration Statement became effective.  It is a condition of closing of the Unit Offering that the shelf registration statement be declared effective by the SEC and that we file with the SEC this prospectus supplement registering the offering of the common shares issuable from time to time on the exercise of the common share purchase warrants.

This prospectus supplement, together with the Base Shelf Registration Statement, registers the offering of the securities to which it relates under the U.S. Securities Act, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada.  Other than the province of British Columbia, this prospectus supplement does not qualify the distribution of the common shares in any province of Canada.

Holders of common share purchase warrants resident in the United States who acquire common shares pursuant to the exercise of common share purchase warrants in accordance with their terms and under the accompanying short form base shelf prospectus and this prospectus supplement may have a right of action against us for any misrepresentation in the accompanying base shelf prospectus and this prospectus supplement.  However, the existence and enforceability of such a right of action is not without doubt.  By contrast, holders of common share purchase warrants resident in Canada (including British Columbia) who may acquire common shares pursuant to the exercise of common share purchase warrants in accordance with their terms and who will be deemed to acquire such common shares under applicable Canadian prospectus exemptions, will not have any such right of action.

The common shares to which this prospectus supplement relates will be sold directly by us to holders of common share purchase warrants on the exercise of such common share purchase warrants.  No underwriters, dealers or agents will be involved in these sales.

United States Securities Law Compliance

No U.S. Person or person holding common share purchase warrants on behalf or for the account of a U.S. Person may exercise the common share purchase warrants during any period of time when a registration statement covering such common shares is not effective. See “Terms of Common Share Purchase Warrants”.

PRIOR SALES

For the 12-month period before the date of this prospectus supplement, the Company issued the following common shares and securities convertible into common shares:

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

March 12, 2008	67,570 Common Shares	ZAR12.90

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

March 13, 2008	80,000 Common Shares	$2.45
March 14, 2008	20,000 Common Shares	$1.62
March 14, 2008	20,000 Common Shares	$2.45
March 25, 2008	30,000 Common Shares	$2.68
March 28, 2008	312,459 Common Shares	ZAR12.90
April 1, 2008	6,613,636 Common Shares	$3.46
April 3, 2008	20,000 Common Shares	$2.68
April 11, 2008	25,000 Common Shares	ZAR12.90
April 18, 2008	94,081 Common Shares	ZAR12.90
April 21, 2008	10,000 Common Shares	$1.62
April 30, 2008	499,780 Common Shares	ZAR12.90
May 15, 2008	10,000 Common Shares	$2.68
May 20, 2008	110,000 Common Shares	$2.07
May 21, 2008	7,500 Common Shares	$2.45
May 23, 2008	16,667 Common Shares	$2.68
June 11, 2008	25,000 Common Shares	$2.68
June 30, 2008	33,333 Common Shares	$3.00
July 2, 2008	50,000 Common Shares	$2.24
July 2, 2008	66,666 Common Shares	$2.77
July 2, 2008	58,000 Common Shares	$2.68
July 3, 2008	16,666 Common Shares	$3.00
July 3, 2008	185,000 Common Shares	$2.07
July 3, 2008	100,000 Common Shares	$2.68
July 10, 2008	16,666 Common Shares	$3.00
July 14, 2008	7,500 Common Shares	$2.68
July 15, 2008	16,666 Common Shares	$2.68
July 15, 2008	75,000 Common Shares	$1.62
July 15, 2008	100,000 Common Shares	$2.07
July 15, 2008	80,000 Common Shares	$2.45
July 15, 2008	16,667 Common Shares	$3.00
July 16, 2008	10,000 Common Shares	$2.68
July 17, 2008	200,000 Common Shares	$1.62
July 17, 2008	2,500 Common Shares	$2.07
July 17, 2008	66,667 Common Shares	$2.77

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

July 17, 2008	22,222 Common Shares	$3.00
July 22, 2008	66,666 Common Shares	$2.77
July 22, 2008	22,041 Common Shares	$3.49
July 25, 2008	125,000 Common Shares	$1.62
July 28, 2008	3,000 Common Shares	$2.45
July 31, 2008	1,862,354 Common Shares	$3.57
July 31, 2008	10,000 Common Shares	$2.68
October 1, 2008	13,333 Common Shares	$0.75
December 12, 2008	51,500 Units(1)	$1,245.20(2)
February 6, 2009	1,951,800 Common Shares	$1.38
February 10, 2009	895,000 Common Shares	$1.38
February 10, 2009	20,000 Common Shares	$2.97

(1)          Each unit consists of one senior secured note in the principal amount of U.S. $1,000 (Cdn. $1,245.20) and 350 share purchase warrants.  Each warrant entitles the holder thereof to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011, but with anti-dilution protection resulting from the Unit Offering, the exercise price is adjusted to $1.25 per common share and the number of common shares which may be acquired increases to 26,994,240.

(2)          Based on Bank of Canada noon rate as at December 12, 2008 (U.S.$1.00 = CDN.$1.2452).

TRADING PRICE AND VOLUME

The Company’s common shares are listed on the TSX, the NAE and the JSE under the trading symbol “GBG”.  The following tables set forth information relating to the trading of the common shares on the TSX, NAE and JSE for the months indicated.

	TSX Price Range
Month	High	Low	Total Volume
March 2008	3.83	3.15	20,321,892
April 2008	3.75	2.90	13,252,301
May 2008	3.67	2.92	11,146,130
June 2008	3.59	3.10	8,615,050
July 2008	3.73	3.31	11,596,799
August 2008	3.65	2.46	10,378,944
September 2008	2.83	1.48	14,981,719
October 2008	2.18	0.91	20,830,305
November 2008	1.62	0.99	12,225,461
December 2008	1.79	0.95	20,032,726
January 2009	1.72	1.23	9,452,893

	TSX Price Range
Month	High	Low	Total Volume
February 2009	2.38	1.53	18,392,464
March 2 to 11, 2009	1.74	1.11	11,810,327

	NAE Price Range (in US$)
Month	High	Low	Total Volume
March 2008	3.85	3.02	18,722,209
April 2008	3.70	2.84	11,808,524
May 2008	3.73	2.86	8,290,770
June 2008	3.50	3.06	7,698,561
July 2008	3.72	3.25	9,094,376
August 2008	3.58	2.32	10,381,739
September 2008	2.64	1.37	21,542,379
October 2008	2.07	0.76	21,559,562
November 2008	1.40	0.76	13,291,559
December 2008	1.50	0.73	16,996,315
January 2009	1.40	0.97	19,676,790
February 2009	1.90	1.23	25,157,461
March 2 to 11, 2009	1.39	0.87	15,551,291

	JSE Price Range (in ZAR)
Month	High	Low	Total Volume
March 2008	30.50	24.50	1,729,167
April 2008	28.50	22.25	1,125,263
May 2008	28.00	22.50	285,072
June 2008	27.50	24.50	982,551
July 2008	28.49	24.00	1,462,776
August 2008	25.99	18.50	227,041
September 2008	20.00	12.00	313,580
October 2008	17.00	8.65	532,647
November 2008	13.05	8.50	550,143
December 2008	12.83	8.10	184,414
January 2009	14.00	10.00	861,031
February 2009	18.90	11.82	393,993
March 2 to 11, 2009	18.73	9.99	832,681

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Lang Michener LLP, counsel to Great Basin, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investment in common shares (“Common Shares”) and common share purchase warrants (“Warrants”) pursuant to the Unit Offering.  This summary is based on the facts set out in this short form prospectus, the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Government of Canada prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the administrative and assessing practices of the Canada Revenue Agency (“CRA”).  This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not otherwise take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.  The summary assumes that any Proposed Amendments will be enacted as proposed, although there can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is applicable only to investors who acquire units (“Units”) offered under the Unit Offering, Common Shares and Warrants (collectively, “Securities”) pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, (i) will hold such Securities as capital property, (ii) deal at arm’s length and are not affiliated with Great Basin, and (iii) do not use or hold, and are not deemed to use or hold, such Securities in, or in the course of, a business carried on in Canada.  Investors who meet all of the foregoing requirements are referred to as “Investor” or “Investors” in this summary, and this summary only addresses such Investors.  In addition, this summary does not extend to investors that are “financial institutions” or “specified financial institutions”, investors that have made a “functional currency election” under the Tax Act, or to any investor an interest in which would be a “tax shelter investment” (all as used for the purposes of the Tax Act), and does not extend to other special situations or circumstances, and all affected investors should consult their own tax advisors for advice.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Warrants (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars.  Amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.  Accordingly, all prospective investors are urged to consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

Subject to the discussion under “General” above, this portion of the summary is applicable to an Investor (as defined above) who, for the purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident solely in Canada.  Such Investors are referred to as “Resident Investor” or “Resident Investors” in this portion of the summary, and this portion of the summary only addresses such Resident Investors.

Allocation of Purchase Price

The purchase price of each Unit offered under the Unit Offering must be allocated, on a reasonable basis, between the Common Share and the one-half of one Warrant acquired on the acquisition of the Unit in order to determine the respective cost of the Common Share and the fractional Warrant to the Resident Investor.

The portion of the purchase price of each Unit allocated to the Common Share and to the one – half of one Warrant, respectively, will become the Resident Investor’s acquisition cost thereof for purposes of the Tax Act.  These amounts must generally be averaged with the adjusted cost base of all other Common Shares and Warrants, respectively, held by the Resident Investor as capital property to determine the adjusted cost base of all such Common Shares and Warrants to the Resident Investor.

Exercise of Warrants

A Resident Investor will not realize a gain or a loss upon the exercise of a Warrant.  When a Warrant is exercised, the Resident Investor’s adjusted cost base of the Common Share acquired thereby will (subject to application of the averaging rules) be the aggregate of the Resident Investor’s adjusted cost base of the Warrant and the exercise price paid on the exercise of the Warrant.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the Resident Investor equal to the adjusted cost base of the Warrant immediately prior to the expiry.  The tax treatment of capital losses is described in greater detail below under “Treatment of Capital Gains and Capital Losses”.

Disposition of Common Shares or Warrants

A disposition or a deemed disposition by a Resident Investor of a Common Share (other than to Great Basin), or of a Warrant (other than on the exercise thereof), will give rise to a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, net of any reasonable costs of disposition, exceed (or are less than, respectively) the Resident Investor’s adjusted cost base of the Common Share or Warrant, as the case may be.  The tax treatment of capital gains and capital losses is described in greater detail below under “Treatment of Capital Gains and Capital Losses”.

Treatment of Capital Gains and Capital Losses

In the year of disposition, a Resident Investor will be required to include one-half of the amount of any capital gain (a taxable capital gain) in income, and will be required to deduct one-half of the amount of any capital loss (an allowable capital loss) against any taxable capital gains realized by the Resident Investor.  Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.  A capital gain realized by a Resident Investor who is an individual (including certain trusts) may give rise to alternative minimum tax.  A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Investor that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act.  Similar rules may apply where a Resident Investor that is a corporation is a member of a partnership or is a beneficiary of a trust that owns Common Shares, and where Common Shares are owned by a partnership or trust of which a partnership or trust is a partner or beneficiary.  Resident Investors to whom these rules may be relevant should consult their own tax advisors.

Dividends

Dividends received or deemed to have been received on Common Shares (if any) must be included in computing the Resident Investor’s income.  In the case of a Resident Investor who is an individual, such dividends will generally be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations.  No comment is made as to whether dividends on Common Shares will be eligible for the enhanced gross-up and dividend tax credit applicable to certain dividends under the Tax Act.  A Resident Investor that is a corporation will include dividends received or deemed to be received in computing its income and may also be entitled to deduct the amount of such dividends in computing the corporation’s taxable income, subject to all of the restrictions applicable under the Tax Act.  A Resident Investor that is a “private corporation”, as defined in the Tax Act, or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will also generally be liable to pay a tax (refundable in certain circumstances) at the rate of 33 1/3% on dividends received (or deemed to have been received) on Common Shares to the extent such dividends are deductible in computing its taxable income.

Non-Residents of Canada

Subject to the discussion under “General above, this portion of the summary is applicable to an Investor (as defined above) who, for the purposes of the Tax Act and at all relevant times, is not and has never been resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere.  Non-resident Investors meeting all of the foregoing requirements are referred to as “Non-Resident Investor” or “Non-Resident Investors” in this portion of the summary, and this portion of the summary only addresses such Non-Resident Investors.

Allocation of the Purchase Price

A Non-Resident Investor will be required to allocate the purchase price of each Unit between the Common Share and the one-half of a Warrant in the same manner as described above under “Residents of Canada - Allocation of Purchase Price”.

Disposition of Common Shares and Warrants

A Non-Resident Investor will be subject to tax under the Tax Act in respect of a disposition of Common Shares only to the extent such Common Shares constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Investor is not afforded relief from such tax under an applicable income tax treaty (if any).  For example, in certain circumstances the provisions of the Canada-U.S. Tax Convention, 1980 (the “U.S. Tax Treaty”) may exempt gains on the disposition of Common Shares from taxation under the Tax Act for Non-Resident Investors who are residents of the U.S. for purposes of the U.S. Tax Treaty and who are fully entitled to the benefits of the U.S. Tax Treaty, and affected Non-Resident Investors should consult with their own advisors in this regard.

The Common Shares will not be taxable Canadian property at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange at the particular time (which includes the TSX, Tiers 1 and 2); (ii) the Non-Resident Investor, persons with whom the Non-Resident Investor does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Investor together with such persons, did not own 25% or more of the issued shares of any class or series of shares of Great Basin at any time during the 60-month period preceding the particular time; and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property at the particular time.

A Non-Resident Investor will not be subject to tax under the Tax Act on the exercise of Warrants.  A disposition of Warrants (other than on the exercise thereof) will be subject to tax under the Tax Act only to the extent that such Warrants constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Investor is not afforded relief under an applicable income tax treaty (if any).

The Warrants will not be taxable Canadian property at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange at the particular time (which includes the TSX, Tiers 1 and 2); (ii) the Warrants held by the Non-Resident Investor, together with any other options or rights held by the Non-Resident Investor to acquire shares of Great Basin, were not exercisable into 25% or more of the issued shares of any class or series of Great Basin at any time during the 60-month period preceding the particular time; and (iii) the Non-Resident Investor, persons with whom the Non-Resident Investor does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Investor together with such persons, did not own 25% or more of the issued shares of any class or series of Great Basin at any time during the 60-month period preceding the particular time.

A Non-Resident Investor who is subject to tax under the Tax Act on a disposition of Common Shares or Warrants will generally be required to compute such gains in the same manner described above under “Residents of Canada - Disposition of Common Shares or Warrants”.  Non-Resident Investors whose Common Shares or Warrants may constitute taxable Canadian property should consult their own tax advisors.

Dividends

Dividends paid or credited, or which are deemed to have been paid or credited, on the Common Shares will be subject to a Canadian non-resident withholding tax of 25%, subject to reduction of such rate under any applicable income tax treaty.  For example, Non-Resident Investors who are residents of the United States for the purposes of the U.S. Tax Treaty and who are fully entitled to the benefits of the U.S. Tax Treaty may generally take steps to have such rate of withholding reduced to 15% (or 5% if such Non-Resident Investor is a company that owns at least 10% of the voting stock of Great Basin).

Non-Resident Investors should consult their tax advisors with respect to the tax implications of acquiring Units pursuant to this offering in their country of residence and with respect to the application of any bilateral income tax treaty between Canada and that country.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS OF COMMON SHARES AND WARRANTS ARE HEREBY NOTIFIED THAT:  (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS PROSPECTUS SUPPLEMENT; AND (C) EACH INVESTOR SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

In the opinion of Lane Powell PC, the following is a general summary, for information purposes only, of certain material U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) who acquire common shares (“Common Shares”) and common share purchase warrants (“Warrants”) of the Company pursuant to the Unit Offering and who will hold the Common Shares and Warrants acquired under the Unit Offering as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, which generally means property that is held for investment.  This summary does not take into account the individual facts and circumstances of any particular U.S. holder of Common Shares and Warrants that may affect the U.S. federal income tax consequences to such U.S. holder.  This summary does not discuss or take into account any U.S. federal estate, gift, generation-skipping transfer tax or alternative minimum tax considerations nor any U.S. state or local tax considerations.

The following summary is based upon current provisions of the Code, currently applicable U.S. Treasury Regulations, or the Regulations, the current Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and judicial and administrative rulings as of the date hereof, collectively, U.S. Tax Law.  This summary is not binding upon the Internal Revenue Service, or the IRS, and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary.  In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or upheld by a U.S. court.  In addition, U.S. Tax Laws are subject to change at any time and any change could alter or modify the U.S. federal income tax consequences discussed herein in a material and adverse manner, possibly on a retroactive basis.

In particular, this discussion is directed only to U.S. holders of Common Shares and Warrants.  A “U.S. holder” means a beneficial owner who will hold the Common Shares and Warrants acquired under the Unit Offering as capital assets, and for U.S. federal income tax purposes is or is classified as:

•                  a citizen or resident of the United States;

•                  a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S.  holder” means a beneficial owner of the Common Shares and Warrants acquired under the Unit Offering that is not a U.S. holder.  Each non-U.S. holder should consult its tax adviser.

A U.S. holder of Common Shares and Warrants will not include a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes.  If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Great Basin’s Common Shares and Warrants acquired under the Unit Offering, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.  Each such partnership or partner should consult its tax adviser.

This summary does not address U.S. federal income tax considerations applicable to U.S. holders of Common Shares and Warrants that may be subject to special tax rules, including, but not limited to:

•                  banks, financial institutions and insurance companies;

•                  real estate investment trusts, regulated investment companies or grantor trusts;

•                  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•                  brokers, dealers and traders in securities;

•                  dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•                  persons who use Common Shares as security for a loan;

•                  persons that hold Common Shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•                  persons who own, or are deemed to own, 10% or more, by voting power or value, of Great Basin’s Common Shares.

Each U.S. holder of Common Shares and Warrants should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares under this Offering and the exercise, disposition, and lapse of Warrants under the Unit Offering, as may apply to a U.S. Holder’s particular circumstances.  Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.

Passive Foreign Investment Company Considerations

Great Basin is organized and operated as a publicly-traded company, none of the owners of which have unlimited liability pursuant to federal or provincial law.  Accordingly, under the Code, Great Basin is taxable as a corporation for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of its gross income for such taxable year is passive income or (ii) on average, 50% or more of the assets held by it either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Among other special rules, income from working capital, such as interest, generally is considered passive income and cash deposited in a bank account is generally an asset held for the production of passive income.

Based on Great Basin’s income, assets and business to date, we believe that Great Basin is classified for U.S. federal income tax purposes as a PFIC and that it will continue to be classified as a PFIC for subsequent taxable years.  However, Great Basin’s status in future years will depend on its assets and activities in those years.  Each U.S. holder of Common Shares and Warrants should consult its tax advisor regarding whether Great Basin is classified as a PFIC for any taxable year.

PFIC Special Tax Regime

In general, under the PFIC rules, unless a U.S. holder of Common Shares makes an election to treat Great Basin and each Subsidiary PFIC (as defined below) as a “qualified electing fund”, or a QEF, or makes a mark-to-market election with respect to its Common Shares (see below), a special tax regime will apply to both (i) any “excess distribution” received with respect to the Common Shares (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period) and (ii) any gain realized on the sale or other disposition of the Common Shares.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to U.S. federal income tax as if (i) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest marginal rate in effect for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in each such year.  The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale or other disposition of the Common Shares occurs.  A U.S. holder that is not a corporation must treat the interest as non-deductible personal interest.

Distributions and Dispositions

General U.S. federal income tax rules, not the PFIC Special Tax Regime, apply to distributions that are not treated as excess distributions.  Under these general rules, a U.S. holder of Common Shares that receives a distribution, including a constructive distribution, that is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution).  The dividends will be included in gross income as ordinary income and generally will not be eligible for the dividends received deduction allowed to a corporate U.S. holder.  To the extent that such a non-excess distribution exceeds current and accumulated earnings and profits, such distribution will be treated (i) first, as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the Common Shares and, (ii) thereafter, as capital gain from the sale or exchange of such Common Shares (subject to the treatment of such gain under the PFIC Special Tax Regime described above and the QEF and Mark-to-Market rules discussed below).

The amount of a distribution paid to a U.S. holder of Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

A U.S. holder of Common Shares that pays (whether directly or through withholding) Canadian income tax with respect to distributions by Great Basin generally may be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid.  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income.  In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  Generally, dividends paid by a foreign corporation are treated as foreign source for this purpose and gains recognized on a sale of stock of a foreign corporation by a U.S. holder should be U.S. source, except as otherwise provided in an applicable income tax  treaty and if an election is properly made under the Code.  The Canada-United States Income Tax Convention provides for tax credits for Canadian taxes incurred with respect to gains in accordance with the limitations under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. holder should consult its U.S. tax advisor regarding the foreign tax credit rules.

In general, a U.S. holder of Common Shares will recognize gain or loss upon the sale or exchange of such shares equal to the difference between the amount realized and such holder’s adjusted tax basis (as calculated for U.S. federal income tax purposes) in the Common Shares, as determined in U.S. dollars.  The initial tax basis of a U.S. holder should equal the amount paid for the Common Shares, as determined in U.S. dollars.  Subject to the discussions under “QEF Election” and “Mark-to-Market Election” below, any gain from the disposition of the Common Shares will be taxable as ordinary income under the PFIC Special Tax Regime described above.

The purchase price for each Unit offered hereby must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant acquired in the acquisition of the Unit in order to determine the U.S. holder’s respective cost basis of the Common Share and the one-half of one Warrant.  The portion of the purchase price of each Unit allocated to the Common Share and to the one –half of one Warrant, respectively, will become the U.S. holder’s cost basis thereof for U.S. federal income tax purposes.

In general, where the U.S. holder can establish the identify of a specific Common Share and its cost basis, then the  U.S. holder’s tax basis for that Common Share will be equal to its cost basis.  When a Warrant is exercised, a U.S. holder’s tax basis in the Common Share acquired thereby will be equal to the U.S. holder’s cost basis of the Warrant plus the exercise price paid for the Common Share.

A U.S. holder of Warrants should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share (except if cash is received in lieu of the issuance of a fractional Common Share).  A U.S. holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (i) such U.S. holder’s tax basis in the Warrant plus (ii) the exercise price paid by such U.S. holder on the exercise of such Warrant.  A U.S. holder’s holding period for the Common Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. holder.  Upon the lapse or expiration of a Warrant, a U.S. holder generally will recognize a capital loss in an amount equal to such U.S. holder’s tax basis in the Warrant.

A U.S. holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference between the amount realized and such holder’s adjusted tax basis in the Warrant.  Any gain will be ordinary income and will be subject to tax as gain derived from the sale of stock in a PFIC, as discussed above.  Any loss will be treated as a capital loss.

QEF Election

A U.S. holder of Common Shares that makes a QEF election will be subject to U.S. federal income tax on such U.S. holder’s pro rata share of (i) Great Basin’s net capital gain, which will be taxed as long-term capital gain to such U.S. holder, and (ii) Great Basin’s ordinary earnings, which will be taxed as ordinary income to such U.S.

holder, regardless of whether such amounts are actually distributed to such U.S. holder.  However, a U.S. holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.  Great Basin intends to timely supply U.S. holders with the information (which may be significant) needed for such U.S. holders to comply with the requirements of their QEF elections.

A U.S. holder of Common Shares that makes a QEF election generally (i) may receive a tax-free distribution from Great Basin to the extent that such distribution represents Great Basin’s “earnings and profits” that were previously included in income by the U.S. holder because of such QEF election and (ii) will adjust such U.S. holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election.  In addition, for U.S. federal income tax purposes, a U.S. holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

Under applicable Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF election that will apply to either (i) the option, warrant, or other right or (ii) the shares of the PFIC subject to the option, warrant, or other right.  In addition, under such Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held.  Accordingly, a U.S. holder of Warrants may not make a QEF election that will apply to either the Warrants or the Common Shares subject to the Warrants.

The general effect of this special rule is that (i) excess distributions paid on Common Shares acquired on exercise of Warrants, and gains recognized on the sale or other disposition of Common Shares acquired on exercise of Warrants, will be spread over a U.S. holder’s entire holding period for such Warrants and Common Shares (pursuant to the PFIC Special Tax Regime discussed above) and (ii) if a U.S. holder makes a QEF election on the exercise of the Warrants and receipt of the Common Shares, that election generally will not be a timely QEF election with respect to such Common Shares (and the PFIC Special Tax Regime discussed above will continue to apply).  It appears, however, that a U.S. holder receiving Common Shares on the exercise of the Warrants should be eligible to make an effective QEF election as of the first day of the taxable year of such U.S. holder beginning after the receipt of such Common Shares if such U.S. holder also makes an election to recognize gain (which will be taxed under the PFIC Special Tax Regime discussed above) as if such Common Shares were sold on such date at fair market value.  In addition, gain recognized on the sale or other disposition (other than by exercise) of the Warrants by a U.S. holder will be subject to the PFIC Special Tax Regime discussed above.  Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules to the Warrants and the Common Shares received on exercise of the Warrants.

Mark-to-Market Election

A U.S. holder of Common Shares may make a mark-to-market election only if the Common Shares are marketable stock.  Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  Great Basin’s Common Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes any national securities exchange that is registered with the Securities Exchange Commission or the national market system established pursuant to section 11A of the Exchange Act.

If a U.S. holder makes the mark-to-market election, for each year in which Great Basin is a PFIC, the U.S. holder generally will include as ordinary income the excess, if any, of the fair market value of the Common Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If a U.S. holder makes the mark-to-market election, the holder’s tax basis in the Common Shares will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of the Common Shares will be treated as ordinary income and any loss recognized on such sale or disposition would be ordinary loss (to the extent such loss does not exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior  taxable years, and any excess loss not  treated as ordinary would be treated as capital loss).  Although a U.S. holder may be eligible to make a mark-to-market election with respect to Great Basin’s Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC (as defined below) that such U.S. holder is treated as owning, because such stock is not marketable.  Further, because Regulations have not yet been issued treating Warrants as marketable stock, no mark-to-market election may be made with respect to Great Basin’s Warrants.  Hence, the mark-to-market election may not be effective to eliminate the interest charge described above with respect to Warrants.

PFIC Subsidiaries

If Great Basin owns shares of another foreign corporation that also is a PFIC, or a Subsidiary PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. holder or an indirect distribution received by a U.S. holder, subject to the rules discussed above.  To the extent that gain recognized on the actual disposition by a U.S. holder of the Common Shares or income recognized by a U.S. holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax

The PFIC rules are complex and certain other additional adverse rules may apply to a U.S. holder of Common Shares and Warrants.  Each U.S. holder should consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the QEF election and mark-to-market election.

Backup Withholding

Great Basin may be required in certain circumstances to withhold U.S. federal income tax (called “backup withholding”) on certain payments paid to non-corporate U.S. holders of Common Shares who are not “exempt recipients” and who fail to provide their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications (generally on a Form W-9), or who are otherwise subject to backup withholding.  Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.  Backup withholding is not an additional tax.  Any amounts withheld from payments made to such a U.S. holder may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Filing

Each U.S. holder of Common Shares and Warrants generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. holder holds a direct or indirect interest.  Each U.S. holder should consult its tax advisor regarding this and any other applicable information or other reporting requirements.

Each U.S. holder of Common Shares and Warrants should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares under this offering and the exercise, disposition, and lapse of common share purchase warrants under the Unit Offering, as may apply to a U.S. Holder’s particular circumstances.  Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.

INTERESTS OF EXPERTS

To the extent not disclosed in our annual information form, the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in the short form base shelf prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)                                  Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat. are the qualified persons who co-authored “Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project”, dated February 27, 2009 and filed on SEDAR on March 4, 2009;

(b)                                 Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat., prepared the “Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project” dated February 27, 2009 and filed on SEDAR on March 4, 2009;

(c)                                  Peter Cain, PhD, P. Eng, prepared a technical report entitled “Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada”, dated September 9, 2007;

(d)                                 Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., prepared a technical report entitled “Technical Report on the Resource Estimate for the Hollister Development Block Gold Project” dated July 6, 2007; and

(e)                                  Derek Rance P.Eng., Behre Dolbear & Company Ltd., Harry Meadon, Pri. Sci. Nat., H M Exploration CC, Gideon (“Deon”) J. van der Heever Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd., David Dodd, FSAIMM, MDM Ferroman, J. Goeller, EIS Practitioner & R.J. Scheurenberg, Pr. Eng., Knight Piesold, C.W. Brown Pr. Eng., Turgis Consulting prepared a technical report entitled “Technical Report on Update and Optimisation of the May 2006 Feasibility Study for the Burnstone Gold Project”, dated June 21, 2007.

To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

Based on information provided by the relevant persons, and except as otherwise disclosed in this prospectus supplement, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

KPMG LLP was previously the auditor of the Company and prepared the audit report dated March 16, 2007 except as to note 20 which is as of March 30, 2007 on the 2006 annual financial statements incorporated by reference into this prospectus supplement.  KPMG LLP has advised the Company that as at the date of their audit report, they were independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and professional standards in the United States.

LEGAL MATTERS

Certain legal matters relating to the offering of common shares issuable upon exercise of the common share purchase warrants will be passed upon by Lang Michener LLP and Lane Powell PC on our behalf.  As at the date hereof, the partners and associates of Lang Michener LLP and Lane Powell PC as a group, beneficially own, directly or indirectly, less than one percent of our outstanding common shares.